Mail Stop 6010

October 4, 2006

John Briner
Chief Executive Officer
Drayton Harbor Resources, Inc.
502 East John Street
Carson City, Nevada 89706

Re: Drayton Harbor Resources, Inc.
Registration Statement on Form SB-1
File No. 333-137160

Dear Mr. Briner:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-1

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

3. The EDGARized version of your registration statement on Form SB-1 does not appear to contain page numbers on the prospectus. For the benefit of your readers, please insert page numbers in your prospectus.

4. Please provide us supplementally with a map for your mining claim.

Prospectus Summary

5. Please eliminate the defined terms referring to Drayton Harbor Resources, Inc., British Columbia and Canyon Gold Mine. Instead, use the full name the first time you refer to the term. Then, in close proximity to the full name, use the shortened version. After that you can simply use the abbreviation.

Risk Factors

6. Presently all three introductory paragraphs of your risk factor section as well as all the risk factor headings are provided for in all capital letters, which makes reading these paragraphs and sentences difficult. Please retype these paragraphs in general sentence format using high and low capital letters as appropriate.

7. We note the second sentence contained in the first paragraph contained in this risk factor section where you state "In addition to the other information contained in this private placement memorandum. . . ." Please remove references to a "private placement memorandum" from this section as well as anywhere in the document where you use similar terms.

8. We note the third sentence in the second paragraph contained in this risk factor section where you state "Additional risks and uncertainties, including those that we do not know about or that we currently deem material. . . ." Please eliminate this statement as it implies that there are other risks that the investor should consider before investing in your company when the risk factor section should list all of the risks key to an investment decision.

"The Company has never earned a profit. There is no guarantee that we will ever . . . ."

9. Please revise this risk factor heading and discussion to indicate that the company is operating under a net loss. Please also disclose the accumulated deficit to date.

"Our company was recently formed, and we have not proven…"

10. The last sentence under this heading may suggest the proceeds from the sale of securities will go to the company instead of the selling shareholder. Please advise or revise.

<u>"We have no operating history. There can be no assurance that we will be successful . . . ."</u>

11. Please remove your discussion relating to the risks of your sole director and officer having additional demands if you experience future significant growth in your mineral explorations as each risk factor should only discuss risks and consequences related to only one risk. We note you have provided similar disclosure in the risk factor entitled "Since Mr. John Briner, our sole executive officer and director, is not a resident of the United States, it may be difficult to enforce any liabilities against him."

12. The reference to your "success to date in entering into ventures" and to the risk posed by "any future growth in our mineral exploration activities" may imply a level of operations inconsistent with your activity to date. Please advise or revise.

<u>"We are solely governed by Mr. John Briner, our sole executive officer and director. . . .,"</u>

13. In the risk factor heading and in the text of this risk factor you indicate that Mr. Briner acting as your sole director and office may pose a "significant risk" to the company from a corporate governance perspective. Please revise your heading to explain what "significant risk" you are referring to in this risk factor.

<u>"Since Mr. John Briner, our sole executive officer and director, is not a resident of . . . ."</u>

14. You indicate that Mr. Briner resides outside the United States. Please disclose in what foreign country he currently resides and if his assets are located in another country, please identify that country.

<u>"Because our sole executive officer has other business interests, he may not be able . . . .,"</u>

15. You indicate that Mr. Briner has demands from other obligations that might bar him from devoting sufficient time to manage your business. Please describe what other obligations he currently has that might interfere with his duties in managing your company. Additionally, please indicate approximately how much time he devotes or plans to devote to his other obligations as well as his duties as an officer and director of your company.

<u>"Mineral exploration and prospecting is highly competitive and speculative business . . . ."</u>

16. Please indicate approximately how many other companies you compete with in your field.

17. You indicate in the last sentence that "there is no competition for exploration or removal of mineral from our claims." It is unclear what you mean by this statement. For example, are you saying that other exploration companies do not engage in the exploration or removal of minerals, or are you just referring to exploration or removal of only your mineral claims? Please revise your document accordingly.

<u>"The company has not paid any cash dividends on its shares of common stock and . . . ."</u>

18. Revise this risk factor to express the risk to investors, for example, that investors will only see a return on their investment if the value of the shares appreciates.

<u>"If we do not obtain additional financing, our business will fail."</u>

19. Please revise your risk factor and heading to indicate that currently you have no money to begin any exploration on your one mining claim and further that you are unsure of when you expect to receive enough funding to begin such activity. We note you have provided for this disclosure in the prospectus summary page. Please also relocate this risk factor to the beginning section of your risk factor after the risk factor entitled "The company has never earned a profit. There is no guarantee that we will ever earn a profit."

20. Please indicate approximately how much funding you need to operate your business for the next 12 months and how you plan to raise such proceeds. Please also indicate how long you will currently be able to run your operations with your current cash and other resources. We note you have provided similar disclosure in your Liquidity and Capital Resources section.

<u>"If we do not conduct mineral exploration on our mineral claims and keep the claims . . . ."</u>

21. Please briefly explain how you keep your mining claims in good standing and your commitment requirements. Please also disclose how long you are generally able to keep mining claims.

<u>Business of the Issuer</u>

22. While we do not object to you including a glossary, you should ensure that all terms are defined and described in the prospectus itself, not just the glossary. For example, we note that the following sections require substantial revisions in that regard: "Mining Claims," and "Geology of the Mineral Claims." Please revise these sections to define all the terms you include in the glossary the first time you use them in this section.

23. In addition, please define the following terms, which we note are not included in your glossary:

- Argillaceous
- Andesitic
- Rhyolitic
- Dacite
- Felsic volcanism
- Tuffaceous

- Pyretic
- Breccias
- Hydrothermal mineralization
- Galena
- Quartz veins
- Stockworks
- Pyrite
- Phyrrhotite
- Silicified zones
- Dragline
- Metamorphose
- Placer claims

24. Please expand the discussion to provide the background for your selection of the claim. In this regard, we note your reference to Mr. Briner's lack of experience and expertise.

Exploration History and Previous Operations

25. Please provide us with marked third party documentation for the statements you make regarding your mining claim and regarding its previous owners and findings in all three paragraphs in this section.

26. Please also provide us a copy of the 1910 and 1911 Ministry of Mines Annual Report that shows that there is a mention of placer gold in Canyon Creek as well as the document that provides the statements you include in the third paragraph of this section by Mr. A.E. "Buck" Morton.

27. Please disclose what NDP Government stands for in your disclosure.

28. You indicate in the second full paragraph of this section that the NDP Government cancelled the lease on the Lausman Creek and made placer work in this area illegal. Please explain why the property was cancelled and why placer work was made illegal. Please also indicate why the NDP Government changed their position and when such change was made.

29. Please also explain in this section or in another appropriate section of your document how you "stake" a mining claim, how you maintain the claim and how long you are able to retain such a claim.

30. We note that within your description of a former claim owner you include the phrase that he is a "prominent Powell River businessman." Descriptions of this subjectivity should be deleted. Please also remove the phrase that Murphy Battista is one of Vancover's most respected boutique litigation firms from the section "Directors,

Executive Officers and Significant Employees" where you provide the business description for John Briner.

Compliance with Government Regulation

31. Please briefly provide the material descriptions of the federal and provincial regulations, regulations and laws you are subject to in Canada.

32. You also indicate that unfavorable amendments to current laws, regulations and permits governing mineral exploration could have a materially adverse impact on you. To the extent you are aware of any current pending or forthcoming amendments, please provide a brief description of such amendments and how it could impact your operations.

Directors, Executive Officers and Significant Employees

33. Please expand the discussion to include Mr. Briner's business experience for the past five years indicating the period of employment in which each occupation and employment was carried on.

Financial Statements

34. Your financial statements are presented as of and for the period ended July 31, 2006, even though you are calendar year-end company. Please confirm to us that if you are required to update your financial statements before this registration becomes effective it will be as of and for the period ended September 30, 2006.

Income Statement for the Period Ended July 31, 2006

35. Please tell us how you determined it appropriate to record the $15,000 paid for the Canyon Gold Mine property within "other expense" as opposed to operating expense for the period ended July 31, 2006. Address your consideration of SFAS No. 144, particularly paragraphs 25 and 26.

Notes to Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

36. Please revise your disclosure to describe your accounting policy with respect to the exploration and development costs that you will incur in executing your proposed work program. In so doing, please cite the applicable authoritative literature and industry guidance that supports your accounting policy in light of the fact that you have yet to establish proven, probable mining reserves.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Joseph Roesler Accounting Branch Chief at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Aaron D. McGeary, Esq.
       405 Airport Fwy., Suite 5
       Bedford, Texas 76021